EXHIBIT 99.3

Side Letter Agreement

THIS Side Letter Agreement (hereinafter called “Agreement”) is made and entered into this 19th day of October, 2022, at 6:00 p.m. (Montréal time), by and between Nouveau Monde Graphite Inc., a Canadian corporation (“NMG”) and Mitsui & Co., Ltd., a Japanese corporation (“Mitsui”) (NMG and MITSUI being hereinafter collectively called the “Parties” and individually a “Party”), in connection with the sale and issuance by NMG of a convertible note (the “Note”) to Mitsui pursuant to the terms and conditions of the Convertible Note Subscription Agreement dated as of the date hereof, by and among NMG and Mitsui (the “Subscription Agreement”). This Agreement shall become effective upon the Closing of Mitsui’s purchase of the Note. Except as otherwise specified herein, all capitalized terms used but not otherwise defined herein shall have the respective meanings assigned thereto in the Subscription Agreement.

As a material inducement of Mitsui to purchase the Note and complete possible further investments in NMG, including in connection with the FID, NMG hereby agrees that, in addition to any and all other rights provided to Mitsui as noteholder of NMG pursuant to the Subscription Agreement or any other agreements entered into by NMG and Mitsui in connection with Mitsui’s investment in the Note or any other securities of NMG, Mitsui will be entitled to the following contractual rights until the earlier of (i) Mitsui ceases to hold all of the securities of NMG purchased under the Subscription Agreement or (ii) Mitsui does not provide an affirmative decision in favor of the FID (as defined in the Note, unless otherwise specified in this Agreement).

1.	Strategic Review Meeting

(1)	Commencing as of such time that Mitsui holds common shares in the capital of the Corporation (the “Common Shares”) converted from the Note but is no longer entitled to appoint a Mitsui Nominee to meetings of the Board and ending on the date that Mitsui disposes of all of the Common Shares issued upon conversion of the Notes, Mitsui and NMG shall have a quarterly strategic review meeting in order to discuss (i) quarterly review, (ii) growth strategy, (iii) operational issues, (iv) marketing issues, (v) financing issues, (vi) progress of collaborations between Mitsui and NMG, (vii) Environment & Safety, and (viii) such other topics as may from time to time be suggested by either Party.

(2)	The meeting participants shall consist of (i) from NMG, CEO (or managing director), COO, CFO, head of operation, marketing, and other management personnel relevant to the topics, and (ii) from Mitsui, General Manager of Advanced Materials Division, and, in each case, their deputies from time to time designated by the foregoing.

(3)	The chair of the meeting will be a representative of NMG.

(4)	The strategic review meeting may be held in Montreal, Quebec (or in such other location as the Parties may agree) or via teleconference in a manner by which all participants at the meeting can communicate with each other simultaneously.

2.	Secondee

(1)	The right of Mitsui to appoint a secondee under this Section 2 shall apply after the date that Mitsui makes an affirmative decision in favor of the FID for purposes of the Notes, at which time the Note shall be converted into Units (as defined in the Subscription Agreement) to the extent contemplated in the Note, for so long as [REDACTED – COMMERCIALLY SENSITIVE INFORMATION.].

(2)	Subject to the terms and conditions of a secondment agreement, to be separately agreed by and between Mitsui and NMG (the “Secondment Agreement”), Mitsui shall be entitled to second one employee of Mitsui to NMG (the “Secondee”).

(3)	The roles and responsibilities of the Secondee shall be specified in the Secondment Agreement and will include (i) exploring and promoting business opportunities for NMG, (ii) marketing of NMG products, and (iii) identifying and promoting possible avenues of collaboration between NMG and Mitsui with the aim of contributing to the future growth of NMG. The position shall be further discussed and agreed in the Secondment Agreement.

(4)	The Parties will use commercially reasonable efforts to support the Secondee’s activities so that the Parties can drive the abovementioned activities and collaborations effectively. NMG shall grant the Secondee access to NMG’s relevant data and information which would enable the Secondee to fully implement and fulfill the abovementioned roles and responsibilities. Mitsui will procure that the Secondee only discloses information which came to his/her attention during the secondment only to the extent reasonably necessary to receive support from Mitsui and/or to enable Mitsui to make its own proposals to, and implement collaborations with, NMG. The Secondment Agreement will include specific confidentiality restrictions to such effect.

(5)	The Secondee shall remain an employee of Mitsui during the secondment periods.

(6)	The remuneration, fringe benefit, cost and expense reimbursement, and insurance of the Secondee shall be agreed between the Parties in the Secondee Agreement.

(7)	Except as otherwise agreed between the parties, the Secondee’s working hours and other terms of employment shall comply at all times to all applicable policies implemented by NMG from time to time for its employees.

(8)	Either party may without reason terminate the Secondee upon two (2) months’ prior notice to the other party. If termination is made hereunder, Mitsui may nominate and send another Secondee to replace such terminated Secondee under the Secondment Agreement.

3.	Board Seat; Board Observer Right

(1)	Commencing on the date that Mitsui makes an affirmative decision in favor of the FID for purposes of the Notes (at which time the Note will be converted into Units to the extent contemplated in the Note) and for so long as Mitsui’s Pro Rata Interest in NMG is 10% or more, Mitsui shall be entitled, at its own discretion, to designate either i) one (1) nominee (the “Mitsui Nominee”) for election or appointment (as applicable) to the Board or ii) one representative (the “Mitsui Observer”) to the Board. If Mitsui decided to appoint a Mitsui Nominee, NMG shall use its best efforts to cause the Mitsui Nominee to be elected to the Board. If Mitsui decided to nominate a Board Observer , NMG shall invite such representative to, subject to the terms of the Observer Agreement (as defined below), attend and participate in all meetings of the Board (including any committees thereof) in a non-voting capacity and, in this respect, shall, subject to the exclusions outlined in section3(3), give the Mitsui Observer copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that the Mitsui Observer shall agree to enter into an observer governance and confidentiality agreement with NMG (the “Observer Agreement”) prior to being permitted to attend any meetings of the Board and/or being provided with any materials provided to the Board (or any committee thereof). NMG shall not be required to (i) pay any compensation to the Mitsui Observer or (ii) provide any indemnification, or maintain coverage under any policies of directors’ and officers’ insurance, in favor of the Mitsui Observer.

(2)	Mitsui shall, (a) during the period prior to the FID, for so long as Mitsui holds the Note issued to it on the date of closing under the Subscription Agreement and/or all of the Common Shares converted from the Note (other than any Warrant Shares (as defined in the Subscription Agreement) (“Warrant Shares”)), and (b) the period on or after the date that Mitsui makes an affirmative decision in favor of the FID for purposes of the Notes (at which time the Notes shall be converted into Units to the extent contemplated in the Note), for so long as Mitsui holds all of the Common Shares converted from the Notes and Mitsui’s Pro Rata Interest in NMG is between 5 % and less than 10%, have the right to appoint one Mitsui Observer to attend all meetings of the Board.

(3)	The Mitsui Nominee or the Mitsui Observer may be excluded from access to any material or meeting or portion thereof if such exclusion is reasonably necessary to preserve the attorney-client privilege, to prevent a conflict of interest between Mitsui and NMG, (it being understood, in the case of the Mitsui Observer, that this includes any sensitive information relating to or potentially affecting NMG’s relationship with Mitsui or customers introduced by Mitsui and the agreements related thereto), to avoid antitrust issues, or as otherwise required in order to comply with any applicable laws.

(4)	Mitsui shall pay travel and other expenses incurred by the Mitsui Observer, as the case may be, in connection with his or her attendance at meetings of the Board. If Mitsui so requests, NMG shall allow the Mitsui Observer to participate remotely and ensure that all necessary equipment and network connections are provided at NMG’s cost and responsibility.

4.	Right to subscribe for new notes, securities or shares

(1)	The rights of Mitsui under this Section 4 (1)~(8) shall apply:

(a)	from the signature of this Agreement until during the period prior to a FID conditional upon Mitsui not having sold any securities acquired pursuant to, the Subscription Agreement, on the public market or otherwise; and
(b)	after the date that Mitsui makes an affirmative decision in favor of the FID for purposes of the Notes (at which time the Note will be converted into Units to the extent contemplated in the Note), during the period commencing on the date that Mitsui’s Pro Rata Interest in NMG is 15% or more and ending on the date that Mitsui’s Pro Rata Interest in NMG is less than 10%.

(2)	In the event of any issuance of any Common Shares or securities that are exercisable for, convertible into or exchangeable for Common Shares (“Convertible Securities” and together with Common Shares, collectively, “Pre-Emptive Right Securities”) (any such issuance, a “Subsequent Offering”), Mitsui shall have the right (the “Pre-Emptive Right”) to subscribe for and acquire, on the same terms and conditions of such Subsequent Offering:

(a)	in the case of a Subsequent Offering of Common Shares, such number of Common Shares as would result in Mitsui’s Pro Rata Interest immediately following completion of the Subsequent Offering being equal to its Pro Rata Interest immediately prior to the Subsequent Offering; and
(b)	in the case of a Subsequent Offering of Convertible Securities, such number of Convertible Securities as would result in Mitsui’s Pro Rata Interest immediately following completion of the Subsequent Offering being equal to its Pro Rata Interest immediately prior to the Subsequent Offering, in each case, for greater certainty, after giving effect to the issuance of any Common Shares or Convertible Securities acquired by Mitsui or an affiliate thereof as part of the Subsequent Offering, other than pursuant to the exercise of the Pre-Emptive Right, if applicable. Pre-Emptive Right Securities may be offered by way of a separate private placement to Mitsui to be completed in accordance with Section 4(9), unless NMG and Mitsui agree that Mitsui will participate directly in the Subsequent Offering.

(3)	At least 10 business days (or such shorter period as may be required to comply with the rules of the TSX Venture Exchange (the “TSXV”) or the New York Stock Exchange (the “NYSE”)) prior to the public announcement of the Subsequent Offering (or, in the case of a Subsequent Offering that is an underwritten offering on a bought deal basis pursuant to which an underwriter has committed to purchase securities of NMG without a prior marketing process (a “Bought Deal”) , at least two business days), NMG shall deliver to Mitsui a notice in writing (the “Financing Notice”). The Financing Notice shall set out:

(a)	the number of Common Shares or Convertible Securities proposed to be issued;
(b)	the material terms and conditions of Common Shares or any Convertible Securities proposed to be issued and any other terms and conditions of such Subsequent Offering;
(c)	to the extent known, the subscription price per Common Share or Convertible Security proposed to be issued by NMG under such Subsequent Offering;
(d)	the proposed closing date for the issuance of Common Shares or Convertible Securities to Mitsui, assuming exercise of the Pre-Emptive Right by Mitsui; and
(e)	the number of Common Shares outstanding as of the date of the Financing Notice.

(4)	If Mitsui wishes to exercise the Pre-Emptive Right in respect of a particular Subsequent Offering, Mitsui shall give written notice to NMG (the “Exercise Notice”) of the exercise of such right and of the number of Common Shares or Convertible Securities, as applicable, that Mitsui wishes to purchase within 7 business days (or, in the case of a Subsequent Offering that is a Bought Deal, 24 hours) after the date of receipt of the Financing Notice by Mitsui (the “Exercise Notice Period”).

(5)	If Mitsui returns an Exercise Notice to NMG within the Exercise Notice Period, then NMG shall, subject to the receipt of all required regulatory and other approvals (including the approvals of each stock exchange on which the Common Shares or Convertible Securities are listed), which approvals NMG shall use commercially reasonable efforts to obtain, and subject to compliance with applicable laws, issue to Mitsui against payment of the subscription price payable in respect thereof, that number of Pre-Emptive Right Securities set forth in the Exercise Notice.

(6)	The closing of the exercise of the Pre-Emptive Right will take place on the closing date set out in the Financing Notice, which shall be, to the extent practicable, concurrent with the related issuance pursuant to the Subsequent Offering and, if not practicable, as soon as practicable thereafter. If the closing of the exercise of the Pre-Emptive Right has not been completed by the 75th day following the receipt of the Financing Notice (or such earlier or later date as the parties may agree), then Mitsui may choose to withdraw its Exercise Notice, in which case NMG will have no obligation to issue to Mitsui, and Mitsui will have no obligation to purchase, any Common Shares or Convertible Securities, as applicable, pursuant to such exercise of the Pre-Emptive Right.

(7)	If Mitsui does not elect to exercise its Pre-Emptive Right in full, then NMG shall be free for a period of 90 days following the expiration of the Exercise Notice Period (or notice from Mitsui to NMG that it will not exercise the Pre-Emptive Right, if provided prior to the expiration of the Exercise Notice Period) to sell the Common Shares or Convertible Securities, as applicable, subject to the Financing Notice on terms and conditions not more favorable to the purchasers thereof; provided that any Common Shares or Convertible Securities offered or sold by NMG after such 90 day period, or any Common Shares or Convertible Securities offered or sold by NMG during such 90 day period on terms and conditions more favorable to the purchasers thereof than those offered to Mitsui in the Financing Notice, must, in either case, be reoffered to Mitsui pursuant to this Section 4 as though it were a new Subsequent Offering.

(8)	The rights of Mitsui under Section 4(2) will not apply, and NMG will not be required to grant any right to Mitsui to subscribe for and acquire Pre-Emptive Right Securities, in connection with Common Shares or Convertible Securities issued in the following circumstances (each, an “Excluded Issuance”):

(a)	in respect of the issuance, exercise or settlement of options, rights, deferred share units, restricted share units, performance share units or other securities or entitlements issued under security-based compensation arrangements of NMG and any issuance of Common Shares pursuant thereto;
(b)	in connection with the conversion of a Note or in connection with the exercise, conversion, exchange or other similar right pursuant to the terms of a Convertible Security (a) issued prior to the date hereof or (b) issued after the date hereof in compliance with the terms of this Agreement;
(c)	to NMG or any wholly-owned Subsidiary thereof;
(d)	in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with lenders to NMG, in each case, with an equity component;
(e)	in connection with any transaction pursuant to which NMG issues Common Shares or Convertible Securities for non-cash consideration, or as a result of a consolidation, amalgamation, merger, joint venture, arrangement, corporate reorganization or similar transaction or business reorganization resulting in a combined company, excluding such transactions where NMG would not be the surviving entity as a publicly traded company
(f)	in respect of the exercise of any Top-Up-Right (as hereinafter defined) by any other third party;
(g)	in respect to the issuance of securities pursuant to the at-the-market offering pursuant to the Supplement filed on Sedar on January 21, 2022; and
(h)	in connection with a share split, stock dividend or any similar transaction or recapitalization involving the Common Shares (provided, for greater certainty, that Mitsui shall be permitted to participate in any such event in its capacity as a shareholder of NMG to the same extent as all other shareholders of NMG);

in each case which have been approved by the Board.

(9)	NMG shall notify Mitsui in writing (the “Cure Notice”) as soon as reasonably practicable if Mitsui's Pro Rata Interest becomes less than the percentages of Pro Rata Interest provided for under subsections 3 (1), 3 (2) and 4 (1) as a result of (i) NMG issuing Common Shares or Convertible Securities pursuant to subsections 4(8) or (ii) Mitsui not participating in a Subsequent Offering within an Exercise Notice Period ((i) and (ii) being referred to as a "Dilution Event"). Upon receipt of a Cure Notice, Mitsui shall have the right (the "Top-Up Right"), subject to the receipt of all required regulatory and other approvals (including the approvals of any stock exchange on which NMG's securities are then listed), within 90 days of receipt of the Cure Notice, to subscribe and acquire, by way of a private placement, such number of Common Shares or Convertible Securities, as applicable, as would result in Mitsui’s Pro Rata Interest immediately following completion of the Dilution Event being equal to its Pro Rata Interest immediately prior to the Dilution Event. The price of the securities to be acquired by Mitsui under its Top-Up Right will be the closing price of the Common Shares on the TSXV (or, to the extent not listed on the TSXV, any recognized exchange on which NMG is listed at the time) the day prior to the date of receipt of the Cure Notice. NMG shall use commercially reasonable efforts to obtain, and subject to compliance with applicable laws and stock exchange rules (including any hold period imposed by applicable securities laws or any stock exchange), issue to Mitsui against payment of the subscription price payable in respect thereof, that number of securities set forth in the notice.

Notwithstanding the foregoing, in the case of a Cure Notice delivered in connection with a Subsequent Offerings for which Mitsui did not send the Exercise Notice within the Exercise Notice Period, Mitsui shall have the right, subject to the receipt of all required regulatory and other approvals (including the approvals of each stock exchange on which the securities or the underlying securities of any convertible title are listed), within an additional 20 days after the closing of a Subsequent Offering, to give to NMG the Exercise Notice to subscribe and acquire securities, by way of a private placement, at the same price and conditions of the Subsequent Offering subject to any hold period imposed by applicable securities laws or by any stock exchange. NMG shall use commercially reasonable efforts to obtain, and subject to compliance with applicable laws and stock exchange rules, issue to Mitsui against payment of the subscription price payable in respect thereof, that number of Pre-Emptive Right Securities set forth in the Exercise Notice

For greater certainty, if Mitsui does not decide to exercise its Top-Up Right within the 90 day period provided for in a Cure Notice, Mitsui will no longer be entitled to any Top-Up Right or other right in connection with the issuance referred to in the applicable Cure Notice (it being understood, for greater certainty, that if any other right referred to in this Section 4(9) requires a lower Pro Rata Interest that than the one for which the applicable Cure Notice was delivered, Mitsui shall be entitled to Top-Up Rights with respect to such rights requiring a lower Pro Rata Interest in the event Mitsui's Pro Rata Interest becomes less than the applicable percentage as a result of any Dilution Event).

(10)	“Pro Rata Interest” means on any date, the security ownership interest of Mitsui (together with its affiliates) in NMG, expressed as a percentage, equal to (i) the aggregate number of outstanding Common Shares and other voting or equity shares of NMG beneficially owned, directly or indirectly, or over which control or direction is exercised by Mitsui and its affiliates; divided by (ii) the aggregate number of outstanding Common Shares and other voting or equity shares of NMG. For purposes of this calculation, the Common Shares issuable upon the exercise or conversion of any warrants or convertible securities beneficially owned by Mitsui or its affiliates (but not any warrants, options or convertible securities held by any other persons) shall be deemed to be outstanding for purposes of this calculation and included in the calculation of (i) and (ii) above; provided that, for the purposes of Section 4(2)(b), the Common Shares issuable upon the exercise or conversion of any warrants or convertible securities whether beneficially owned by Mitsui or its affiliates or by any other person shall be deemed to be outstanding for purposes of the calculation of (i) and (ii).

5.	Communication Language

(1)	With the understanding of NMG wishing to solicit investors and talents not only from the pool of French speakers, but also English speakers in order to drive its further growth, the Parties agree that the communication between NMG and Mitsui (whether it being oral or in writing) shall at any time be in English. If the original language or a written communication or the language to be used in a meeting needs to be in French due to applicable laws or other reasons, NMG shall arrange English translation or translator at its cost and responsibility.

6.	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION.]

7.	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION.]

8.	[REDACTED – COMMERCIALLY SENSITIVE INFORMATION.]

9.	General Provisions

(1)	Non-Assignment

No Party shall assign any rights and/or obligations under this Agreement to any third party without the prior written consent of the other Parties.

(2)	Relationship

This Agreement does not create an employer-employee relationship between the Parties, nor that of any agency, joint venture or partnership except for [REDACTED – COMMERCIALLY SENSITIVE INFORMATION]. Neither Party shall have any authority to act for or to bind the other Party in any way or to sign in the name of such other Party or to represent that such other Party is in any way responsible for the acts or omissions of such first Party.

(3)	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of State of New York without giving effect to any law or principle that would result in the application of the law of any other jurisdiction.

(4)	Disputes

Any dispute, controversy or claim arising out of, related to, or in connection with this Agreement, the FWA or the Subscription Agreement, including with respect to the formation, applicability, breach, termination, validity or enforceability thereof, shall be resolved by arbitration. The arbitration shall be conducted by three arbitrators and administered by the International Chamber of Commerce (the “ICC”) in accordance with the Rules of Arbitration of the International Chamber of Commerce in effect at the time of the arbitration (the “ICC Rules”), except as they may be modified herein or by mutual agreement of the parties to this Agreement, the FWA and the Subscription Agreement (the “Dispute Parties”). The claimant Dispute Party or Dispute Parties shall nominate an arbitrator in its request for arbitration. The respondent Dispute Party or Dispute Parties shall nominate an arbitrator within 30 days of the receipt of the request for arbitration. A third arbitrator, who shall act as president of the Tribunal, shall be nominated by the other two arbitrators within 20 days after the appointment of the second arbitrator. The seat of the arbitration shall be New York, United States of America, and it shall be conducted in the English language. The arbitration and this agreement to arbitrate shall be governed by Title 9 (Arbitration) of the United States Code. The arbitration award shall be final and binding on the Dispute Parties, and the Dispute Parties undertake to carry out any award without delay. Judgment upon the award may be entered by any court having jurisdiction over the award or over the relevant Dispute Party or its assets. The costs of the arbitration shall be shared equally by the Dispute Parties; however, the arbitral panel shall have the ability to award costs to the prevailing party in any arbitration.

(5)	Filing & Disclosure

Considering NMG being a listed company, NMG and Mitsui shall cooperate with each other in order to file, disclose, or complete such other procedure applicable under the relevant applicable laws and/or stock exchange rules in order to give full effect to the terms and conditions set forth in this Side Letter. If any of the terms and conditions are not permitted under the said laws and/or rules, then NMG and Mitsui shall discuss in good faith the necessary adjustments to achieve the similar effect to the terms and conditions set forth herein to the extent possible.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives effective as of October 19, 2022, at 6:00 p.m. (Montréal time).

EXECUTED this October 19, 2022, in Montréal, Québec.

NOUVEAU MONDE GRAPHITE INC.

By:	(s) Eric Desaulniers
Name: Eric Desaulniers
Title: President and CEO

EXECUTED this October 20, 2022, in Tokyo, Japan.

MITSUI & CO., LTD.

By:	(s) Katsuto Kawahara
Name: Katsuto Kawahara
Title: General Manager, Advanced Materials Division, Performance Materials Business Unit

Mitsui – Side Letter

Signature Page